Exhibit 99.1

November 7, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Nisun International Enterprise Development Group Co., Ltd
File No. 001-37829

Dear Sir or Madam:

We have read Form 6-K dated November 7, 2023 of Nisun International Enterprise Development Group Co., Ltd (“Registrant”) and are in agreement with the statements contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in Form 6-K.

Sincerely,

/s/ Wei, Wei & Co., LLP

Flushing, New York